NEWS RELEASE

EMX Royalty Announces Q1 Royalty Distribution from the

Caserones Copper-Molybdenum Mine in Chile

Vancouver, British Columbia, June 9, 2022 (NYSE American:  EMX; TSX Venture:  EMX; Frankfurt:  6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce that it will receive a royalty payment of approximately US$2.7 million (pre-tax) from the Company's effective 0.7335% net smelter return royalty ("NSR") interest covering the Caserones Copper-Molybdenum Mine ("Caserones") in Chile. This royalty payment distribution to EMX, anticipated later this month, is based upon first quarter ("Q1") (i.e., January-March, 2022) copper and molybdenum production.

EMX initially acquired a 0.418% NSR royalty interest on Caserones in 2021 and acquired an additional 0.3155% NSR royalty interest in April of this year, bringing the Company's total (effective) NSR royalty interest to 0.7335% (see EMX news release dated April 14, 2022). Although the recent royalty purchase was completed after the end of Q1, the agreement contained provisions for EMX to receive the Q1 distributions for the newly acquired interest. This new royalty interest (0.3155% NSR) accounted for US$1.2 million of the US$2.7 million (pre-tax) Q1 total. The higher-than-expected Q1 royalty distributions reflect strong copper prices and robust production throughput at higher grades.

In addition to Caserones, EMX receives production royalty payments from its Leeville royalty in Nevada, and expects addition cash flow in 2022 from the Cukaru Peki Mine in the Bor Mining District in Serbia, as well as the Gediktepe and Bayla royalty properties in Turkey. Together, these interests provide commodity diversity that includes base metals (i.e., copper, molybdenum, lead, and zinc) and precious metals (i.e., gold and silver) in key mining districts of Chile, the U.S., Serbia, and Turkey.

Since the acquisition of the initial royalty interest at Caserones, royalty distributions to EMX total US$6.3 million (pre-tax). This has provided meaningful positive cash flow in a very short time (four quarters). This performance reflects the quality of Caserones as a cornerstone Company asset that resulted from EMX's royalty acquisition initiatives.

EMX has a unique approach to the royalty business which is based upon a combination of royalty purchases, sustainable organic royalty growth, and strategic investments. Royalties are financial instruments that grow in value via ongoing investments by operators, and at no expense to royalty holders. This upside optionality occurs throughout the life cycle of a royalty as further exploration leads to resource and reserve growth, while technological and engineering advancements lead to more efficient mining, all to the benefit of royalty holders. As inflation fears have roiled global financial markets in 2022, this is a time when royalties stand out the most, with no exposure to exploration, production, and development cost increases yet full exposure to commodity price inflation. As a result, royalties are a key hedge that will become increasingly important as the current inflationary cycle plays out.

Caserones Overview. The Caserones open pit mine is developed on a significant porphyry copper-molybdenum deposit in the Atacama Region of northern Chile's Andean Cordillera, 162 kilometers southeast of the city of Copiapó. The mine has been in operation since 2014, and is owned and operated by SCM Minera Lumina Copper Chile SpA ("Minera Lumina"), which is 100% indirectly owned by JX Nippon Mining & Metals Corporation of Japan.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
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Caserones produces copper and molybdenum concentrates from a conventional crusher, mill and flotation plant, as well as copper cathodes from a dump leach, solvent extraction and electrowinning plant. The mine produced 94,846 tonnes of fine copper in concentrate, 2,287 tonnes of fine molybdenum in concentrate, and 14,829 tonnes of fine copper in cathodes in 20211.

In addition to currently defined zones of mineralization, considerable exploration upside exists on the Caserones property, and exploration for additional resources has been ongoing and continues at present.

Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and an employee of the Company, has reviewed, verified, and approved the disclosure of the technical information contained in this news release.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 Ibelger@EMXroyalty.com

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding completion of the transaction, perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "upside" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual  results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.  It is possible EMX may not complete the transaction, as a result of failure to fulfill conditions of closing, unavailability of financing or for other reasons EMX cannot anticipate at this time.

1 SCM Minera Lumina Copper Chile 2021 Annual Report dated May 30, 2022.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2022 (the "MD&A"), and the most recently filed Annual Information Form (the "AIF") for the year ended December 31, 2021, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and Financial Statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com